SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15

N-0250 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2012.	EKSPORTFINANS ASA

	By:	/s/ GISELE MARCHAND
Gisele Marchand
President and Chief Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Press Release dated March 1, 2012.

99.2	Consolidated financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the year ended December 31, 2011.

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-164694.

Presentation of information

In this report, we use the term “us”, “we”, “our”, “Company” and “Eksportfinans” for Eksportfinans ASA group. We use the term “Kommunekreditt” for Eksportfinans’s former subsidiary, Kommunekreditt Norge AS.

Forward-looking statements

Except for historical statements and discussions, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.

These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Actual results, performance or events may differ materially from those in such statements due to, without limitation:

•	changes in the competitive conditions, regulatory environment or political, social or economic conditions in the markets in which we operate,

•	volatility in the international financial markets,

•	foreign exchange rate and interest rate fluctuations,

•	volatility in the fair value of our financial assets and liabilities,

•	the ability of counterparties to meet their obligations to us,

•	the effects of, and changes in, fiscal, monetary, trade and tax policies,

•	operational factors such as systems failure, human error, or the failure to properly implement procedures,

•	the effects of changes in laws, regulations or accounting policies or practices,

•	a further downgrade in our credit rating, and

•	various other factors beyond our control.

The foregoing list of important factors is not exhaustive.

For further discussion of these and other factors, see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.

Website

Although certain references are made herein to www.eksportfinans.no, neither that website nor any information included thereon or on any pages that can be accessed therefrom are incorporated by reference herein.